Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000 (Phone)

(212) 885-5001 (Facsimile)

www.blankrome.com

April 10, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Eileen Smiley

Re:	Exchange Place Advisors Trust (Registration No. 333-285408)
Response to Examiner Comments on Pre-Effective
Amendment No. 1

Dear Ms. Smiley:

On March 14, 2025, Exchange Place Advisors Trust (the “Registrant”) filed Pre-Effective Amendment No. 1 (“PEA No. 1”) to its Registration Statement on Form N-14 (the “Proxy Statement/Prospectus”) relating to the reorganization of the Foundry Partners Small Cap Value Fund, a series of Valued Advisers Trust, with and into the North Square Small Cap Value Fund (the “Fund”), a series of the Registrant. On March 28, 2025, the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") telephonically provided the comments below to PEA No. 1 to Andrew P. Cross of Blank Rome LLP. Please see the Registrant’s responses to such comments below, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”) PEA No. 1 is scheduled to become automatically effective on April 13, 2025.

Where applicable, revisions indicated in response to the Staff’s comments, along with conforming and/or non-material revisions, will be reflected in a subsequent Rule 497 filing.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 1. The section and page references that we refer to in the Registrant’s responses are references to the filed version of PEA No. 1.

General Comments

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

1

Response: The Registrant and its management acknowledge the responsibility described above.

2.	Comment: Provide all missing information and eliminate all blanks and bracketed items.

Response: The Registrant will provide the missing information and eliminate all blanks and bracketed items.

3.	Comment: Please apply the comments below throughout PEA No. 1 on a consistent basis.

Response: The Registrant will apply the comments below throughout PEA No. 1 on a consistent basis.

Comment to the Shareholder Letter

4.	Comment: On page 2 of the Shareholder Letter, please revise the third sentence of the first paragraph to state that the VAT Board unanimously recommends that shareholders vote for the Reorganization proposal.

Response: The requested change will be made.

Comments to the Introduction of the Proxy Statement/Prospectus

5.	Comment: Please confirm that: (i) the Acquiring Fund Prospectus and SAI (referenced on page iii of Proxy Statement/Prospectus) will be effective prior to completing and mailing the Proxy Statement/Prospectus; and (ii) all material comments given by the Staff on the Acquiring Fund Prospectus and SAI have been resolved and are reflected in the Proxy Statement/Prospectus.

Response: The Registrant confirms that: (i) the Acquiring Fund Prospectus and SAI will be effective prior to completing and mailing the Proxy Statement/Prospectus; and (ii) all material comments given by the Staff with respect to the Acquiring Fund Prospectus and SAI have been resolved and will be reflected in the Proxy Statement/Prospectus.

Summary Section – Principal Investment Strategies

6.	Comment: On page 1 of the Proxy Statement/Prospectus, in the Summary of Key Information under “WHO IS ELIGIBLE TO VOTE ON THE PROPOSAL?,” please add a brief description about how to revoke a proxy or add a cross-reference to the subsequent discussion of this topic in the Proxy Statement/Prospectus.

Response: The Registrant has added the following sentence to the Summary of Key Information in response to the question “WHO IS ELIGIBLE TO VOTE ON THE PROPOSAL?:

For additional information about voting on the Reorganization (including how to revoke your proxy), please see (i) “How Do I Vote on the Reorganization?” in this Summary of Key Information and (ii) the section entitled VOTING INFORMATION in this Proxy Statement/Prospectus.

2

7.	Comment: On page 1 of the Proxy Statement/Prospectus, in the Summary of Key Information under “WHAT ARE THE REASONS FOR THE PROPOSED REORGANIZATION?,” please add a statement to the first paragraph of the answer to the effect that the Acquiring Fund will be managed by NSI and CSM as the Adviser and the Sub-Adviser, respectively.

Response: The Registrant has added the following sentence to the end of the first paragraph of this answer:

The Acquiring Fund will be managed by NSI and CSM as the Adviser and the Sub-Adviser, respectively.

8.        Comment: Please disclose in an appropriate place in the Proxy Statement/Prospectus that the Acquiring Fund will comply with the conditions of Section 15(f) under the Investment Company Act of 1940, as amended, and more specifically: (i) for a period of at least three years after the Reorganization, at least 75% of the board of directors of the Acquiring Fund will be independent of Foundry Partners, the Adviser and the Sub-Adviser; and (ii) for a period of at least two years after the Reorganization, there will not be an “unfair burden” imposed on the Acquiring Fund as a result of the Reorganization or any express or implied terms, conditions or understandings applicable to the Reorganization.

Response: The Registrant has added the following paragraph under the GENERAL sub-heading to the discussion under the heading THE PROPOSED REORGANIZATION:

As a general matter, the Reorganization complies with the conditions of Section 15(f) of the 1940 Act since: (i) for a period of at least three years after the Reorganization, at least 75% of the board of trustees of the Acquiring Fund will be independent of Foundry Partners, the Adviser and the Sub-Adviser; and (ii) for a period of at least two years after the Reorganization, there will not be an “unfair burden” imposed on the Acquiring Fund as a result of the Reorganization or any express or implied terms, conditions or understandings applicable to the Reorganization. In regard to the absence of the imposition of an unfair burden, it is specifically noted that: (1) the expense cap in place for the Acquiring Fund will be the same as that currently in place for the Acquired Fund, but will be extended for at least two years from the date of the closing of the Reorganization and through at least September 30, 2027; and (2) the costs of the Reorganization, including the costs of soliciting proxies, will be borne by Foundry Partners and the Adviser and not the Acquired Fund or the Acquiring Fund or their respective shareholders.

9.	Comment: Delete the words “or lower than” from the next-to-last sentence of the first paragraph on page 2 of the Proxy Statement/Prospectus. Consider deleting the parenthetical “(after giving effect to the contractual expense caps)” from this sentence, since these are not triggered at this time, and adding a new sentence explaining that the expense cap is not currently being triggered, but will remain in place for at least two years after the Reorganization, and cross-referencing the relevant disclosure in the Proxy Statement/Prospectus.

Response: The Registrant has revised the next-to-last sentence of the first paragraph on page 2 of the Proxy Statement/Prospectus as follows:

Finally, following the Reorganization, the annual advisory fees ~~(after giving effect to the contractual expense caps),~~ and the expense limitations capping Fund expenses with

3

respect to the Acquiring Fund will be the same as ~~or lower than~~ those of the Target Fund. In addition, immediately following the Reorganization, the total annual fund operating expenses of the Acquiring Fund are anticipated to be no greater than those of the Acquired Fund. Although the expense limitations are not presently triggered based on the current level of operating expenses, the Acquiring Fund’s contractual expense caps, which are the same as those of the Acquired Fund, will remain in place for at least two years from the date of the closing of the Reorganization and through at least September 30, 2027. Please see (i) “What effect will the Reorganization have on me as a Shareholder?” in this Summary of Key Information and (ii) COMPARISON OF INVESTMENT ADVISERS AND PORTFOLIO MANAGERS under the sub-heading, “Investment Adviser to Acquired Fund; Investment Adviser and Sub-Adviser to Acquiring Fund” in the Proxy Statement/Prospectus.

10.	Comment: Consider deleting the parenthetical “(after giving effect to the contractual expense caps)” from third sentence of the last paragraph on page 2 of the Proxy Statement/Prospectus, since these caps are not triggered at this time.

Response: The Registrant will revise the third sentence of the last paragraph on page 2 of the Proxy Statement/Prospectus as follows:

The total annual fund operating expenses of Acquiring Fund ~~(after giving effect to the contractual expense caps)~~ are anticipated to be no greater than those of the Acquired Fund immediately following the Reorganization.

11.	Comment: In the answer to the first question on page 3 (“HOW DO THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, PRINCIPAL INVESTMENT RISKS, FISCAL YEAR END, AND INVESTMENT LIMITATIONS AND POLICIES COMPARE?”), describe any material differences for purposes of the comparison or include a cross-reference to where the differences are described in the Proxy Statement/Prospectus.

Response: The Registrant notes that, while the fiscal year ends for the Acquiring Fund and Acquired Fund differ, there are no material differences between the Acquiring Fund and the Acquired Fund with respect to the other items covered by this question. The investment objective, principal investment strategies, and principal investment risks of the Acquiring Fund are the same or substantially the same as those of the Acquired Fund. The fundamental investment limitations of the Acquiring Fund are the same or substantially the same as those of the Acquired Fund. The Acquired Fund has certain non-fundamental investment policies that the Acquiring Fund does not have. There are no changes anticipated to be made to the Acquired Fund’s portfolio as a result of being reorganized into the Acquiring Fund. The Registrant confirms it will revise the first sentence of this response to remove the reference to the fiscal year ends of the Acquired and Acquiring Funds and to add the following to the end of this response:

The Acquired Fund has an October 31st fiscal year end, as compared to a fiscal year end of May 31st for the Acquiring Fund. For more information about any differences with respect to the investment objectives, principal investment strategies, principal investment risks and investment limitations and policies of the Acquiring and Acquired Funds, please see ADDITIONAL INFORMATION ABOUT THE FUNDS later in this Proxy Statement / Prospectus.

4

12.	Comment: Please confirm that the pro forma table on page 3 of the Proxy Statement/Prospectus is based on the most current fees and expenses available (as per Item 3 of Form N-14).

Response: The Registrant confirms that the pro forma table on page 3 of the Proxy Statement/Prospectus is based on the most current fees and expenses available.

13.	Comment: Please confirm that the right to recoupment of previously waived fees and paid expenses by Foundry Partners in respect of the Acquired Fund will not be carried over to the Adviser or Sub-Adviser in respect of the Acquiring Fund.

Response: The Registrant confirms that the right to recoupment of previously waived fees and paid expenses by Foundry Partners in respect of the Acquired Fund will not be carried over to the Adviser or Sub-Adviser in respect of the Acquiring Fund.

14.	Comment: Please use “bold text” for the next-to-last sentence of the paragraph immediately prior to the pro forma table on page 3 of the Proxy Statement/Prospectus.

Response: The requested change will be made.

15.	Comment: Consider adding a sentence to footnote 2 of the pro forma fee table on page 3 to the effect that the Acquiring Fund has adopted an expense cap agreement that is not currently being implicated, and including a cross-reference to the discussion of the expense caps in the Proxy Statement/Prospectus.

Response: The Registrant will add the following to footnote 2 of the pro forma fee table on page 3 of the Proxy Statement/Prospectus:

The Acquiring Fund is subject to contractual expense caps at the same levels as the current contractual expense caps with respect to the Acquired Fund for at least two years from the date of the closing of the Reorganization and through at least September 30, 2027, but that will not be implicated immediately following the Reorganization based on the anticipated level of the Acquiring Fund’s operating expenses. Please see COMPARISON OF INVESTMENT ADVISERS AND PORTFOLIO MANAGERS under the sub-heading, “Investment Adviser to Acquired Fund; Investment Adviser and Sub-Adviser to Acquiring Fund”.

16.	Comment: Because the Acquiring Fund will have an Adviser and a Sub-Adviser, please disclose briefly in an appropriate place in the Proxy Statement/Prospectus what the Adviser will do and will pay the Sub-Adviser for day-to-day management of the Fund.

Response: The Registrant will add the following disclosure before the sentence that is immediately prior to the “Portfolio Managers” sub-heading on p. 18 of the Proxy Statement/Prospectus:

Under the investment advisory agreement in respect of the Acquiring Fund, the Adviser is responsible for providing or overseeing the provision of all investment management services to the Acquiring Fund, including furnishing a continuous investment program for the Acquiring Fund and determining what securities and other investments the Acquiring Fund should buy and sell. The Adviser, together with the administrator to the Acquiring

5

Fund, is also responsible for assisting in the supervision and coordination of all aspects of the Acquiring Fund’s operations, including the coordination of the Acquiring Fund’s other services providers and the provision of related administrative and other services. The Adviser is authorized to delegate certain of its duties with respect to the Acquiring Fund to one or more sub-advisers. The Adviser has engaged CSM as the Sub-Adviser pursuant to this authority and is responsible for overseeing CSM and recommending its hiring, termination, and replacement for approval by the EPAT Board. As the Sub-Adviser, CSM makes investment decisions for the assets it has been allocated to manage, subject to the overall supervision of the Adviser.

17.	Comment: In the answer to the last question on page 6 of the Proxy Statement/Prospectus (HOW DO THE BOARDS AND THE FUND’S SERVICE PROVIDERS, OTHER THAN THE INVESTMENT ADVISER AND DISTRUBTOR, COMPARE?”), please confirm if there are any material differences in the rights of shareholders or provide a cross-reference to the subsequent disclosure of those rights in the Proxy Statement/Prospectus.

Response: The Registrant will add the following sentence to the end of the first paragraph of the answer to this question:

There are some material differences with respect to the rights of shareholders to the Acquired Fund and the Acquiring Fund relating to shareholder derivative actions, exclusive jurisdiction of courts in Delaware, the waiver of a jury trial, and the rights of certain shareholders to inspect the shareholder list in limited circumstances. Please see the disclosure in this Proxy Statement/Prospectus at ADDITIONAL INFORMATION ABOUT THE FUNDS under the sub-heading, “Comparison of Shareholder Rights”.

The Registrant will also add a reference to the rights of shareholders to the question in the Proxy Statement/Prospectus.

18.	Comment: Please use “bold text” for the second sentence of the answer to the last question on page 7 of the Proxy Statement/Prospectus (HOW DO THE FUNDS’ DISTRIBUTION, PURCHASE, REDEMPTION AND VALUATION POLICIES COMPARE?).

Response: The requested change will be made.

19.	Comment: Please include a brief description of the meaning of “fund supermarket,” as that term is used on page 7 of the Proxy Statement/Prospectus (HOW DO THE FUNDS’ DISTRIBUTION, PURCHASE, REDEMPTION AND VALUATION POLICIES COMPARE?).

Response: The Registrant will revise the sentence to read as follows:

The Acquiring Fund may also be available through fund supermarkets, which are platforms – typically sponsored by a broker-dealer – through which investors can invest in mutual funds offered by many different fund complexes or sponsors.

20.	Comment: Please revise the answer to the third question on page 8 of the Proxy Statement/Prospectus (WHO WILL PAY THE COSTS OF THE REORGANIZATION?) to state whether Foundry Partners, the Adviser or both will bear the expenses of the Reorganization.

6

Response: The Registrant will revise the beginning of the first sentence of the answer to the third question on page 8 of the Proxy Statement/Prospectus (WHO WILL PAY THE COSTS OF THE REORGANIZATION?) to clarify as follows:

Foundry Partners ~~and/or~~ and the Adviser will bear all expenses associated with the Reorganization…

21.	Comment: Please use “bold text” for the second sentence of the paragraph immediately prior to the table on page 10 of the Proxy Statement/Prospectus.

Response: The requested change will be made.

22.	Comment: Please use “bold text” for the first sentence of the paragraph immediately prior to the table on page 12 of the Proxy Statement/Prospectus.

Response: The requested change will be made.

23.	Comment: Please consider adding a brief description about the respective duties of the Adviser and Sub-Adviser to the Acquiring Fund on page 18 of the Proxy Statement/Prospectus or in some other appropriate place in the Proxy Statement/Prospectus.

Response: The requested language will be added as noted above in response to comment #16.

24.	Comment: Please add a column to the table that begins on page 20 of the Proxy Statement/Prospectus (under the heading “COMPARISON OF DISTRIBUTION, SHAREHOLDER SERVICING, PURCHASE AND REDEMPTION OF SHARES, PRICING AND OTHER POLICIES”) and/or add a narrative summary of any such differences to the paragraph immediately prior to that table.

Response: The Registrant will add the following disclosure to the paragraph immediately prior to the table that begins on page 20 of the Proxy Statement/Prospectus (under the heading “COMPARISON OF DISTRIBUTION, SHAREHOLDER SERVICING, PURCHASE AND REDEMPTION OF SHARES, PRICING AND OTHER POLICIES”):

The policies regarding distribution and pricing of shares of the Acquiring Fund are substantially similar to those of the Acquired Fund. There are no material changes anticipated to be made to the Acquired Fund’s policies regarding distribution and pricing of shares as a result of being reorganized into the Acquiring Fund, however shares of the Acquiring Fund may also be purchased over the internet and through fund supermarkets.

25.	Comment: Please use “bold text” for the entire last paragraph on page 26 of the Proxy Statement/Prospectus (under the heading COMPARISON OF FUNDAMENTAL INVESTMENT POLICIES AND NON-FUNDAMENTAL INVESTMENT LIMITATIONS).

Response: The Registrant will use “bold text” as requested.

26.	Comment: Please revise the second paragraph on page 30 of the Proxy Statement/Prospectus (under the heading COMPARISON OF SHAREHOLDER RIGHTS) in the following ways: (i)
7

insert a period after the word “EPAT” in the first sentence and use “bold text”; (ii) if applicable, add a statement comparing material differences between the VAT and EPAT Trust Instruments relating to forum selection in litigation, shareholder derivative actions, and arbitration provisions (or confirm in the response to this comment that there are no such differences); (iii) confirm to the Staff that all material differences in respect of shareholder rights have been identified; and (iv) delete the last three sentences of this paragraph.

Response: The Registrant will revise this paragraph to read as follows:

There are generally no material differences between the rights of shareholders with respect to matters such as trustee liability and indemnification. There are some material differences between the EPAT and VAT Trust Instruments related to the rights of shareholders relating to shareholder derivative actions, exclusive jurisdiction of courts in Delaware, the waiver of a jury trial, and the rights of certain shareholders to inspect the shareholder list in limited circumstances. First, the EPAT Trust Instrument requires Acquiring Fund shareholders to satisfy certain conditions (as more fully described in the table below) in order to bring derivative actions on behalf of EPAT. The VAT Trust Instrument does not impose any such conditions on Acquired Fund shareholders. Second, the EPAT Trust Instrument requires Acquiring Fund shareholders to irrevocably consent to the exclusive jurisdiction of Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. The VAT Trust Instrument does not impose such an exclusive jurisdiction requirement on Acquired Fund shareholders. Third, the EPAT Trust Instrument requires Acquiring Fund shareholders to waive their right to a jury trial. The VAT Trust Instrument does not impose a jury trial waiver on Acquired Fund shareholders. Fourth, the VAT Trust Instrument permits one or more persons who together and for at least six months have been shareholders of at least five percent of the outstanding shares of the Acquired Fund to present to any officer of the Trust a written request for a list of its Acquired Fund shareholders, stating that the requesting shareholder wishes to communicate with other Acquired Fund shareholders with a view to requesting in writing that the Trustees call a special meeting of the shareholders solely for the purpose of removing one or more VAT trustees. The EPAT Trust Instrument does not provide similarly situated “five percent shareholders” of the Acquiring Fund with a right to request the Acquiring Fund shareholder list. The table below compares certain provisions of the VAT and EPAT Trust Instruments related to shareholder rights, including these material differences. ~~The There are no material differences between the rights of shareholders (including trustee liability and indemnification) under the governing state laws of VAT and EPAT. although there are some limited, non-material differences in the rights provided for in the respective governing instruments of these entities, certain of which are described below. This table summary is not intended to be a complete list of the similarities and differences This table only highlights certain key matters related to shareholder rights and does not address every provision of between the VAT and EPAT Trust Instruments. Shareholders should refer to the provisions of these documents and to state law directly for a more thorough comparison. Copies of each of these documents The VAT and EPAT Trust Instruments are available in their entirety to shareholders without charge upon written request.~~

8

Consistent with this revision, the Registrant will also add the relevant provisions from the EPAT and VAT Trust Instruments to the relevant table in the Proxy Statement/Prospectus.

27.	Comment: In the first paragraph under the heading VAT BOARD CONSIDERATIONS IN APPROVING THE REORGANIZATION on page 35 of the Proxy Statement/Prospectus, it states that the VAT Board considered “the fees and expenses of the Acquiring Fund as compared to the Acquired Fund’s fees and expenses.” Please confirm that the VAT Board considered the gross and net operating expense ratio of the Acquired Fund, as compared to the Acquiring Fund, and the impact of any waiver in respect of the Acquiring Fund and Acquired Fund, and consider removing the words “(after giving effect to the contractual expense caps)” from the bullet point related to the total annual operating expenses of the Acquiring Fund.

Response: The Acquiring Fund confirms that the VAT Board considered both the gross and net expense ratio of the Acquired Fund as compared to the Acquiring Fund and the impact of any waiver in respect to the Acquiring Fund and the Acquired Fund as noted in this section. A bullet in this regard has been added. The requested deletion from the bullet point related to total annual operating expenses of the Acquiring Fund will be made.

28.	Comment: Please confirm that the final proxy card will comply with all of the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

Response: The Registrant confirms that the final proxy card will comply with all of the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 412-932-2742 if you have any questions.

Sincerely yours,

/s/ Andrew P. Cross

Andrew P. Cross

9